

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Xiaogang Qin
Chief Executive Officer
Wunong Net Technology Co Ltd
B401, 4th Floor Building 12, Hangcheng Street
Hourui No. 2 Industrial District
Southern Section, Zhichuang Juzhen Double Creative Park
Bao'an District, Shenzhen, People's Republic of China

> **Re: Wunong Net Technology Co Ltd**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted August 13, 2020**
> **CIK No. 0001787803**

Dear Mr. Qin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement Submitted on August 13, 2020

Coronavirus (COVID-19) Update, page 51

1. Please address more specifically how COVID-19 has impacted your services, explaining the extent to which you have reopened your business and demand has returned for your business following the lockdown earlier this year. Also, expand your disclosure to explain any current restrictions on businesses in your industry or locale. Further, to the extent possible and given the amount of time that has passed since the initial outbreak of COVID-19, please update your disclosure to discuss any known trends and uncertainties that have had or likely will have a material impact on your business and results of

operations. Refer to CF Disclosure Guidance: Topic No. 9 for further guidance, available at https://www.sec.gov/corpfin/coronavirus-covid-19.

<u>Quality Control Team, page 68</u>

2.   We note your response to prior comment 3. Please revise to describe the process by which the quality control team that conducts onsite inspections assesses whether products meet national or industry quality standards. If your team is not making onsite assessments and is not independently determining whether these standards have been met, and is instead relying on suppliers to provide proof of government licensure, please revise to clarify. However, if onsite exams are conducted by your team, explain how the exams are performed, how compliance is assessed, and the consequence if a supplier fails to satisfy your private inspection.

<u>Restaurants, page 68</u>

3.   We note your disclosure in this section that you plan to roll out about 100 franchise restaurants in 2020 and 120 restaurants within three years. You state elsewhere in this section that you plan to launch 120 new restaurants in each of 2021 and 2022. Please revise to clarify how many restaurants you intend to open in each of the next three years.

4.   In your supplemental response to prior comment 4, you state that the company expects to launch 50-70 franchise restaurants June 30, 2020 and thereafter will launch another 40 restaurants per month. However, your revised disclosure in the registration statement states that the company will launch 32 restaurants per month beginning in September 2020. Please reconcile. In addition, please update your disclosure to reflect the number of restaurants launched as of the submission date of your next amendment. Lastly, revise to address the relevant milestones necessary to successfully scale up food supply, marketing, and management logistics from one restaurant to a chain of restaurants, as well as the associated risks and difficulties of doing the same. In this regard, we do not believe that it necessarily follows that the operations and associated challenges of a single restaurant would be the same as those of a large chain. Please advise.

5.   Please revise to describe the material terms of your franchising agreements, including termination provisions, services rendered by each party under the agreements, and any financing arrangements whereby the company or preferred lenders provide funding to franchisees.

<u>Social Media, page 82</u>

6.   We are unable to locate your response to prior comment 5; therefore, we re-issue the comment. To the extent that you use key performance indicators in managing your business, please consider revising your MD&A to include a discussion of how these measures are calculated and used, along with a discussion of comparative period amounts. Alternatively, explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350 and SEC Release 33-10751.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Benjamin Tan, Esq.